Exhibit 99.1

Ostin Technology Group Received Additional 180 Day Extension by Nasdaq to Regain Compliance with Minimum Bid Price Rule

Nanjing, China, July 24, 2024 (GLOBE NEWSWIRE) -- Ostin Technology Group Co., Ltd. ("the Company") (Nasdaq: OST), a leading supplier of display modules and polarizers based in China, announced that on July 18, 2024, it received a notification letter (the "Extension Notice") from The Nasdaq Stock Market LLC ("Nasdaq") that the Company has been granted an additional 180-day compliance period, or until January 13, 2025 to regain compliance with the Nasdaq's minimum $1.00 bid price requirement (the "Bid Price Requirement").

As previously announced, the Company received a written notification from Nasdaq dated January 19, 2024, indicating that the Company was not in compliance with the Bid Price Requirement, and Nasdaq granted the Company a period of 180 calendar days, or until July 17, 2024, to regain compliance with the Bid Price Requirement.

Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the Bid Price Requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse stock split.

The Extension Notice has no immediate effect on the continued listing status of the Company’s class A ordinary shares on Nasdaq, which will continue to trade on the Nasdaq Capital Market under the symbol “OST”. To regain compliance, the Company's class A ordinary shares must have a closing bid price of at least US$1.00 per share for a minimum of 10 consecutive business days, at which point the matter will be closed.

The Company intends to monitor the closing bid price of its class A ordinary shares between now and January 13, 2025 and is considering its options in order to regain compliance with the Bid Price Requirement. The Extension Notice does not affect the Company's business operations, its U.S. Securities and Exchange Commission reporting requirements, or its contractual obligations.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Ostin Technology Group Co., Ltd.

Founded in 2010, the Company is a supplier of display modules and polarizers in China. The Company designs, develops, and manufactures TFT-LCD display modules in a wide range of sizes and customized sizes which are mainly used in consumer electronics, outdoor LCD displays, and automotive displays. The Company also manufactures polarizers used in the TFT-LCD display modules.

For more information, please visit http://www.austinelec.com/

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions, and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's forecast on market trends; the Company's future business development; the demand for and market acceptance for new products; expectation to receive customer orders for new products; the anticipated timing for the marketing and sales of new products; changes in technology; the Company's ability to attract and retain skilled professionals; client concentration; and general economic conditions affecting the Company's industry and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Ostin Technology Group Co., Ltd.

ir@austinelec.com

Investor Relations:

Janice Wang

Wealth Financial Services LLC

Phone: +86 13811768599 +1 628 283 9214

Email: services@wealthfsllc.com